Altimar Acquisition Corporation
40 West 57th Street

New York, NY 10019

October 13, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549

Re:	Altimar Acquisition Corporation Draft Registration Statement on Form S-1 Submitted September 14, 2020 CIK 0001823945

Ladies and Gentlemen:

This letter sets forth responses of Altimar Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 7, 2020, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Draft Registration Statement on Form S-1

Structural Flexibility, page 5

1.	Staff’s comment: We note your disclosures under this heading on pages 5 and 83 that the sponsor may agree to vesting or other terms relating to the Class B founder shares, and that it will maintain flexibility and use the Class B founder shares as a tool to source or close the right transaction in a manner that aligns with its objectives. Please elaborate on the flexibility that the sponsor maintains to agree to terms or uses for the founder shares that are not described in the prospectus. Please address whether the sponsor would be able to take actions or agree to terms requiring a waiver or amendment to the limitations on the transfer of the founder shares, the terms of conversion to Class A shares, and any rights or waivers of rights of the founder shares to redemption or liquidating distributions.

Response: The reference to the flexibility of the Sponsor to use the Class B founder shares refers to the Sponsor's ability to transfer or forfeit its founder shares in connection with an initial business combination or to agree that the founder shares are subject to vesting. The flexibility does not include changes to the restrictions relating to the Class B founder shares agreed to in the letter agreement to be entered into by the Sponsor in conjunction with the Company's initial public offering. Any changes to the terms of the letter agreement require the consent of the Company.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Jennifer L. Lee at (212) 909-3021 of Kirkland & Ellis LLP.

Sincerely,

/s/ Tom Wasserman
Tom Wasserman

Via E-mail:

cc:	Christian O. Nagler Jennifer L. Lee Kirkland & Ellis LLP

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